SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                               Department 56, Inc.
                               -------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                           (Title of Class Securities)

                                    249509100
                                    ---------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)

                                  SCHEDULE 13G
--------------------------                             -------------------------

CUSIP No. 249509100                                      Page 2 of 5 Pages

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1     NAME OF REPORTING PERSON
      SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Edward R. Bazinet

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)|_|
                                                                          (b)|X|

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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.

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        NUMBER OF        5       SOLE VOTING POWER

         SHARES                        690,810
                        --------------------------------------------------------
       BENEFICIALLY      6       SHARED VOTING POWER

         OWNED BY                      50,000 (Beneficial Ownership Disclaimed)
                        --------------------------------------------------------
           EACH          7       SOLE DISPOSITIVE POWER

        REPORTING                      690,810
                        --------------------------------------------------------
          PERSON         8       SHARED DISPOSITIVE POWER

           WITH                        50,000 (Beneficial Ownership Disclaimed)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            690,810

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN          |X|
      SHARES (See Instructions)


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            3.4%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

            IN

--------------------------------------------------------------------------------

                                    ITEM 1(a)
        Name of Issuer:

               Department 56, Inc.

                                    ITEM 1(b)
        Address of Issuer's Principal Executive Offices:

               One Village Place
               6436 City West Parkway
               Eden Prairie, Minnesota 55344

                                    ITEM 2(a)
        Name of Person Filing:

               Edward R. Bazinet

                                    ITEM 2(b)
        Address of Principal Business Office or, if none, Residence:

               Lake Calhoun Executive Center
               3033 Excelsior Boulevard, Suite 315
               Minneapolis, Minnesota 55405

                                    ITEM 2(c)
        Citizenship:

               U.S.A.

                                    ITEM 2(d)
        Title of Class of Securities:

               Common Stock, $.01 par value

                                    ITEM 2(e)
        CUSIP Number:

               249509100

                                     ITEM 3
        Not applicable.

                                     ITEM 4

Ownership.

The following information is as of December 31, 1997:

        (a)     Amount Beneficially Owned:

                690,810 shares

                Does not include 50,000 shares held by Edward R. Bazinet Foundation, of which Mr. Bazinet is a director, as to which shares Mr. Bazinet disclaims beneficial ownership.

        (b)     Percent of Class

                3.4 %

                Does not include 50,000 shares held by Edward R. Bazinet Foundation, of which Mr. Bazinet is a director, as to which shares Mr. Bazinet disclaims beneficial ownership.

        (c)     Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote 690,810

                (ii) shared power to vote or to direct the vote 50,000 (Beneficial Ownership Disclaimed)

                (iii) sole power to dispose or to direct the disposition of 690,810

                (iv) shared power to dispose or to direct the disposition of 50,000 (Beneficial Ownership Disclaimed)

                                     ITEM 5
Ownership of Five Percent or Less of a Class.

        As of December 31, 1997 the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

                                     ITEM 6
Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

                                     ITEM 7
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

                                     ITEM 8

Identification and Classification of Members of Group.

        Not applicable.

                                     ITEM 9
Notice of Dissolution of Group.

        Not applicable.

                                     ITEM 10
Certification.

        Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 1998

                                          By    /s/ Edward R. Bazinet
                                            ------------------------------------
                                             Edward R. Bazinet